

August 27, 2021

James R. Bond
President and Chief Executive Officer
Kelso Technologies Inc.
13966 18B Avenue
Surrey, British Columbia V4A8J1
Canada

> **Re: KELSO TECHNOLOGIES INC**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 1, 2021**
> **File No. 001-36685**

Dear Mr. Bond:

We have reviewed your August 24, 2021 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2021 letter.

Form 20-F for the Fiscal Year Ended December 31, 2020

B. Business Overview
Rail Tank Car Market Indicators, page 18

1. We note your response to comment 1 indicating that you adjust for more than interest, taxes, depreciation and amortization in calculating the non-GAAP measure you call EBITDA. Please refer to Question 103.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and revise your future filings to not characterize the non-GAAP measure as EBITDA and to use a title that clearly distinguishes the measure from "EBITDA," such as "Adjusted EBITDA."

You may contact Andi Carpenter at 202-551-3645 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing